UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*


                                WORLDWATER CORP.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    98155N106
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                                 (CUSIP Number)

                                                     with a copy to:
Udi Toledano                                         Edward M. Zimmerman, Esq.
c/o Millennium 3 Opportunity Fund, LLC               Lowenstein Sandler PC
4 Becker Farm Road                                   65 Livingston Avenue
Roseland, New Jersey  07068                          Roseland, New Jersey  07068
(973) 992-3200                                       (973) 597-2568
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  98155N106
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Udi Toledano
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

              (a)                   (b)
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3)   SEC Use Only

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4)   Source of Funds (See Instructions):  WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                             Not Applicable
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6)   Citizenship or Place of Organization:   United States of America

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    Number of                      7) Sole Voting Power:                      0
                                      ------------------------------------------
    Shares Beneficially            8) Shared Voting Power:            3,016,000*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9) Sole Dispositive Power:                 0
                                      ------------------------------------------
    Person With:                  10) Shared Dispositive Power:       3,016,000*
                                      ------------------------------------------
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,016,000**
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12)   Check if the  Aggregate Amount  in Row (11)  Excludes Certain  Shares (See
      Instructions):
                                 Not Applicable
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13)   Percent of Class Represented by Amount in Row (11):       5.2%**

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14)   Type of Reporting Person (See Instructions):  IN

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*    This is a joint filing  by Udi Toledano ("Toledano")  and  Fred S. Fraenkel
("Fraenkel"). Toledano and Fraenkel share voting and investment control over all securities owned by Millennium 3 Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"). The interest of each of Toledano and Fraenkel in the securities described in this Schedule is limited to the extent of his pecuniary interest in the Fund.

**   Consists of (i) 2,381,000 shares of Common Stock  issuable upon exercise of warrants owned by the Fund and exercisable within 60 days and (ii) 635,000 shares of Common Stock owned by the Fund, as of March 18, 2004.

--------------------------------------------------------------------------------

CUSIP NO.  98155N106
--------------------------------------------------------------------------------
1)   Names of Reporting  Persons.   I.R.S. Identification Nos. of Above  Persons
     (entities only):

                  Fred S. Fraenkel
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

              (a)                   (b)
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                             Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States of America

--------------------------------------------------------------------------------
    Number of                      7) Sole Voting Power:                      0
                                      ------------------------------------------
    Shares Beneficially            8) Shared Voting Power:            3,016,000*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9) Sole Dispositive Power:                 0
                                      ------------------------------------------
    Person With:                  10) Shared Dispositive Power:       3,016,000*
                                      ------------------------------------------
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,016,000**
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11):       5.2%**

--------------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions):  IN

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*This is a joint filing by Toledano and  Fraenkel.  Toledano and Fraenkel  share voting and investment control over all securities owned by the Fund. The interest of each of Toledano and Fraenkel in the securities described in this
Schedule is limited to the extent of his pecuniary interest in the Fund.

**Consists of (i) 2,381,000 shares of Common Stock issuable upon exercise of warrants owned by the Fund and exercisable within 60 days and (ii) 635,000 shares of Common Stock owned by the Fund, as of March 18, 2004.


--------------------------------------------------------------------------------

          Udi Toledano ("Toledano") and Fred S. Fraenkel ("Fraenkel" and together with Toledano, the "Reporting Persons") hereby further amend the
Schedule 13D (the "Schedule 13D") of WorldWater Corp. (the "Issuer") relating to the shares of common stock, par value $0.001 per share (the "Common Stock"), of the Issuer as follows:


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003, as of November 24, 2003, there were 52,219,220 shares of Common Stock issued and outstanding. As of the close of business on March 18, 2004, the Reporting Persons beneficially owned warrants to purchase 2,381,000 shares of Common Stock and an additional 635,000 shares of Common Stock. This constitutes, assuming the exercise of all of the warrants beneficially owned by the Fund, an aggregate of approximately 5.2% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons have shared power to vote and dispose of all such securities of the Issuer.

          The following table details the transactions effected since the date of event which required the filing of the Schedule 13D Amendment No. 6 by the Reporting Persons in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by the Reporting Persons or any other person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                     (Sales)

     Date                           Quantity                    Price
     ----                           --------                    -----

   February 27, 2004                  29,700                    $0.17
   February 27, 2004                  30,000                    $0.175
   February 27, 2004                  20,000                    $0.18
   February 25, 2004                  35,000                    $0.145
   February 26, 2004                  60,000                    $0.155
   February 26, 2004                  20,000                    $0.16
   February 26, 2004                  27,500                    $0.165
   February 26, 2004                  10,000                    $0.17
   March 5, 2004                      50,000                    $0.195
   March 8, 2004                      75,000                    $0.195
   March 9, 2004                      70,000                    $0.195
   March 12, 2004                     55,000                    $0.185
   March 12, 2004                     20,000                    $0.19
   March 15, 2004                     20,000                    $0.185
   March 15, 2004                     10,000                    $0.19
   March 16, 2004                     35,000                    $0.185
   March 18, 2004                     60,000                    $0.18
   March 18, 2004                     60,000                    $0.185

          Except as set forth herein, no additional transactions were effected since the date of event which required the filing of the Schedule 13D Amendment No. 6 by the Reporting Persons in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by the Reporting Persons or any other person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

          Other than the Reporting Persons and persons invested in the Fund, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in this Schedule.


Item 7.   Material to be filed as exhibits
          --------------------------------

99.10 Joint Filing Agreement dated as of March 19, 2004, by and between Udi Toledano and Fred S. Fraenkel

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            March 19, 2004


                                            /s/ Udi Toledano
                                            ------------------------------------
                                                Udi Toledano


                                            /s/ Fred S. Fraenkel
                                            ------------------------------------
                                                Fred S. Fraenkel


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX


99.10 Joint Filing Agreement dated as of March 19, 2004, by and between Udi Toledano and Fred S. Fraenkel